United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April, 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

(Check One) Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

(Check One) Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

(Check One) Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

(Check One) Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .

Interim Financial Statements

March 31, 2015

IFRS

Filed with the CVM, SEC and HKEx on

April 30, 2015

Vale S.A.

Report of independent registered public accounting firm

KPMG Auditores Independentes Av. Almirante Barroso, 52 - 4º 20031-000 - Rio de Janeiro, RJ - Brasil Caixa Postal 2888 20001-970 - Rio de Janeiro, RJ - Brasil	Central Tel Fax Internet	55 (21) 3515-9400 55 (21) 3515-9000 www.kpmg.com.br

Report of independent registered public accounting firm

To the Board of Directors and Stockholders of

Vale S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying condensed consolidated balance sheet of Vale S.A. (“the Company”) and its subsidiaries as of March 31, 2015 and the related condensed consolidated statements of loss, comprehensive loss, changes in stockholders’ equity and cash flows for the tree-month period then ended. These condensed consolidated financial statements are responsibility of Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modification that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Vale S.A. and its subsidiaries as of December 31, 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the year then ended, and in our report dated February 25, 2015, we expressed an unqualified opinion on those consolidated financial statements.

The condensed consolidated financial statement of the Company for the quarter ended March 31, 2014 presented for comparison purposes, were reviewed by other independent auditors, who issued an unqualified report dated April 30, 2014.

KPMG Auditores Independentes

Rio de Janeiro, Brazil

April 29, 2015

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Condensed Consolidated Balance Sheet

In millions of United States dollars

	Notes		March 31, 2015	December 31, 2014
			(unaudited)
Assets
Current assets
Cash and cash equivalents	8		3,684	3,974
Financial investments			1	148
Derivative financial instruments	23		189	166
Accounts receivable	9		2,291	3,275
Related parties	30		522	579
Inventories	10		4,064	4,501
Prepaid income taxes			1,284	1,581
Recoverable taxes	11		1,548	1,700
Others			740	670
			14,323	16,594

Non-current assets held for sale	6		3,380	3,640
			17,703	20,234
Non-current assets
Related parties	30		23	35
Loans and financing			217	229
Judicial deposits	17	(c)	1,102	1,269
Recoverable income taxes			455	478
Deferred income taxes	19		4,374	3,976
Recoverable taxes	11		434	401
Derivative financial instruments	23		34	87
Others			662	705
			7,301	7,180

Investments	12		3,812	4,133
Intangible assets, net	13		6,026	6,820
Property, plant and equipment, net	14		69,708	78,122
			86,847	96,255
Total			104,550	116,489

Condensed Consolidated Balance Sheet

In millions of United States dollars

(continued)

	Notes		March 31, 2015	December 31, 2014
			(unaudited)
Liabilities
Current liabilities
Suppliers and contractors			3,429	4,354
Payroll and related charges			526	1,163
Derivative financial instruments	23		904	1,416
Loans and financing	15		3,195	1,419
Related parties	30		267	306
Income taxes - Settlement program	18		388	457
Taxes payable and royalties			471	550
Provision for income taxes			171	353
Employee postretirement obligations	20	(a)	68	67
Asset retirement obligations	16		124	136
Others			339	405
			9,882	10,626

Liabilities associated with non-current assets held for sale	6		144	111
			10,026	10,737
Non-current liabilities
Derivative financial instruments	23		2,496	1,610
Loans and financing	15		25,292	27,388
Related parties	30		90	109
Employee postretirement obligations	20	(a)	2,121	2,236
Provisions for litigation	17	(a)	1,087	1,282
Income taxes - Settlement program	18		4,876	5,863
Deferred income taxes	19		3,099	3,341
Asset retirement obligations	16		2,888	3,233
Participative stockholders’ debentures	29	(c)	1,165	1,726
Redeemable noncontrolling interest			196	243
Deferred revenue - Gold stream	28		1,841	1,323
Others			1,056	1,077
			46,207	49,431
Total liabilities			56,233	60,168

Stockholders’ equity	24
Preferred class A stock — 7,200,000,000 no-par-value shares authorized and 2,027,127,718 shares issued			23,089	23,089
Common stock — 3,600,000,000 no-par-value shares authorized and 3,217,188,402 shares issued			38,525	38,525
Treasury stock — 59,405,792 preferred and 31,535,402 common shares			(1,477)	(1,477)
Results from operations with noncontrolling stockholders			(451)	(449)
Results on conversion of shares			(152)	(152)
Unrealized fair value gain (losses)			(1,547)	(1,713)
Cumulative translation adjustments			(24,393)	(22,686)
Profit reserves			13,575	19,985
Total company stockholders’ equity			47,169	55,122
Noncontrolling stockholders’ interests			1,148	1,199
Total stockholders’ equity			48,317	56,321
Total liabilities and stockholders’ equity			104,550	116,489

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Income

In millions of United States dollars, except as otherwise stated

			Three-months period ended (unaudited)
	Notes		March 31, 2015	March 31, 2014

Net operating revenue	25	(c)	6,240	9,503
Cost of goods sold and services rendered	26	(a)	(5,168)	(5,590)
Gross profit			1,072	3,913

Operating (expenses) income
Selling and administrative expenses	26	(b)	(195)	(282)
Research and evaluation expenses			(119)	(145)
Pre operating and stoppage operation			(264)	(248)
Other operating expenses, net	26	(c)	46	(217)
			(532)	(892)
Gain on measurement or sale of non-current assets	6		193	—
Operating income			733	3,021

Financial income	27		2,350	1,339
Financial expenses	27		(6,860)	(1,190)
Equity results from joint ventures and associates	12		(271)	195
Results on sale or disposal of investments from joint ventures and associates	6		18	—
Net income (loss) before income taxes			(4,030)	3,365

Income taxes	19
Current tax			(70)	(928)
Deferred tax			930	(61)
			860	(989)
Net income (loss)			(3,170)	2,376
Loss attributable to noncontrolling interests			(52)	(139)
Net income (loss) attributable to the Company’s stockholders			(3,118)	2,515

Earnings per share attributable to the Company’s stockholders:
Basic and diluted earnings per share:	24	(b)
Preferred share (USD)			(0.61)	0.49
Common share (USD)			(0.61)	0.49

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Comprehensive Income

In millions of United States dollars

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Net income (loss)	(3,170)	2,376
Other comprehensive income
Items that will not be reclassified subsequently to income
Cumulative translation adjustments	(9,494)	2,311

Retirement benefit obligations
Gross balance for the period	(101)	24
Effect of taxes	50	(3)
Equity results from joint ventures and associates, net taxes	—	1
	(51)	22
Total items that will not be reclassified subsequently to income	(9,545)	2,333

Items that will be reclassified subsequently to income
Cumulative translation adjustments
Gross balance for the period	4,593	(1,765)

Cash flow hedge
Gross balance for the period	260	(4)
Effect of taxes	—	3
Equity results from joint ventures and associates, net taxes	(2)	—
Transfer of realized results to income, net of taxes	(145)	(16)
	113	(17)
Total of items that will be reclassified subsequently to income	4,706	(1,782)
Total comprehensive income (loss)	(8,009)	2,927
Comprehensive loss attributable to noncontrolling interests	(58)	(141)
Comprehensive income (loss) attributable to the Company’s stockholders	(7,951)	3,068
	(8,009)	2,927

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Changes in Stockholders’ Equity

In millions of United States dollars

	Three-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2013	60,578	(152)	(400)	29,566	(4,477)	(1,202)	(20,588)	—	63,325	1,611	64,936
Net income (loss)	—	—	—	—	—	—	—	2,515	2,515	(139)	2,376
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	22	—	—	22	—	22
Cash flow hedge	—	—	—	—	—	(17)	—	—	(17)	—	(17)
Translation adjustments	—	—	—	1,040	—	(22)	(566)	96	548	(2)	546
Contribution and distribution to stockholders:
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	38	38
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(2)	(2)
March 31, 2014 (unaudited)	60,578	(152)	(400)	30,606	(4,477)	(1,219)	(21,154)	2,611	66,393	1,506	67,899

	Three-months period ended
	Capital	Results on conversion of shares	Results from operation with noncontrolling stockholders	Profit reserves	Treasury stocks	Unrealized fair value gain (losses)	Cumulative translation adjustments	Retained earnings	Total Company stockholder’s equity	Noncontrolling stockholders’ interests	Total stockholder’s equity
December 31, 2014	61,614	(152)	(449)	19,985	(1,477)	(1,713)	(22,686)	—	55,122	1,199	56,321
Loss	—	—	—	—	—	—	—	(3,118)	(3,118)	(52)	(3,170)
Other comprehensive income:
Retirement benefit obligations	—	—	—	—	—	(51)	—	—	(51)	—	(51)
Cash flow hedge	—	—	—	—	—	113	—	—	113	—	113
Translation adjustments	—	—	—	(3,437)	—	104	(1,707)	145	(4,895)	(6)	(4,901)
Contribution and distribution to stockholders:
Acquisitions and disposal of participation of noncontrolling stockholders	—	—	(2)	—	—	—	—	—	(2)	2	—
Capitalization of noncontrolling stockholders advances	—	—	—	—	—	—	—	—	—	7	7
Dividends of noncontrolling stockholders	—	—	—	—	—	—	—	—	—	(2)	(2)
March 31, 2015 (unaudited)	61,614	(152)	(451)	16,548	(1,477)	(1,547)	(24,393)	(2,973)	47,169	1,148	48,317

The accompanying notes are an integral part of these interim financial statements.

Condensed Consolidated Statement of Cash Flow

In millions of United States dollars

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Cash flow from operating activities:
Net income (loss)	(3,170)	2,376
Adjustments for:
Equity results from joint ventures and associates	271	(195)
Gain on measurement or sale of non-current assets	(211)	—
Gain on disposal of property, plant and equipment and intangibles	(215)	—
Depreciation, amortization and depletion	1,035	1,026
Deferred income taxes	(930)	61
Foreign exchange and indexation, net	3,290	(311)
Unrealized derivative losses, net	803	(195)
Participative stockholders’ debentures	(275)	22
Others	(348)	9
Decrease (increase) in assets:
Accounts receivable	817	1,822
Inventories	189	(811)
Recoverable taxes	(149)	765
Others	(59)	53
Increase (decrease) in liabilities:
Suppliers and contractors	(387)	20
Payroll and related charges	(567)	(594)
Taxes and contributions	148	(99)
Deferred revenue - Gold stream	532	—
Income taxes - Settlement program	35	47
Others	(278)	86
Net cash provided by operating activities	531	4,082

Cash flow from investing activities:
Financial investments redeemed	145	1
Loans and advances granted	(5)	(97)
Guarantees and deposits granted	(26)	(32)
Additions to investments	(10)	(121)
Acquisition of subsidiary (note 7(b))	(90)	—
Additions to property, plant and equipment and intangible	(2,200)	(2,383)
Dividends and interest on capital received from joint ventures and associates	27	11
Proceeds from disposal of assets and investments	107	—
Proceeds from gold stream transaction	368	—
Net cash used in investing activities	(1,684)	(2,621)

Cash flow from financing activities:
Loans and financing
Additions	1,342	651
Repayments	(301)	(293)
Repayments to stockholders:
Dividends and interest on capital attributed to noncontrolling interest	(3)	—
Net cash provided by (used in) financing activities	1,038	358

Increase (decrease) in cash and cash equivalents	(115)	1,819
Cash and cash equivalents in the beginning of the period	3,974	5,321
Effect of exchange rate changes on cash and cash equivalents	(175)	42
Cash and cash equivalents at end of the period	3,684	7,182

Cash paid during the period for (i):
Interest on loans and financing	(471)	(453)
Income taxes	(244)	(159)
Income taxes - Settlement program	(106)	(118)
Derivatives settlement	(657)	17
Non-cash transactions:
Additions to property, plant and equipment - interest capitalization	196	15

(i) Amounts paid are classified as cash flows from operating activities.

The accompanying notes are an integral part of these interim financial statements.

Selected Notes to Interim Financial Statements

Expressed in millions of United States dollar, unless otherwise stated

1.                                     Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered at 26, Av. Graça Aranha, Rio de Janeiro, Brazil with securities traded on the stock exchanges of São Paulo (“BM&F BOVESPA”), New York (“NYSE”), Paris (“NYSE Euronext”) and Hong Kong (“HKEx”).

Vale S.A. and its direct and indirect subsidiaries (“Vale”, “Group” or “Company”) are principally engaged in the research, production and sale of iron ore and pellets, nickel, fertilizer, copper, coal, manganese, ferroalloys, cobalt, platinum group metals and precious metals. The Company also operates in the segments of energy and steel. The information by segment is presented in note 25.

2.                                      Summary of the main accounting practices and accounting estimates

a)                                     Basis of presentation

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting of the International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (“IASB”).

The interim financial statements have been prepared under the historical cost convention as adjusted to reflect: (i) the fair value of held for trading financial instruments measured at fair value through the statement of income or available-for-sale financial instruments measured at fair value through the statement of comprehensive income; and (ii) impairment of assets.

These interim financial statements have been reviewed, not audited. However, principles, estimates, accounting practices, measurement methods and standards adopted are consistent with those presented on the financial statements for the year ended December 31, 2014. These interim financial statements were prepared by Vale to update users about relevant information presented in the period and should be read in conjunction with the financial statements for the year ended December 31, 2014.

The Company evaluated subsequent events through April 29, 2015, which is the date the interim financial statements were approved by the Board of Directors.

b)                                     Functional currency and presentation currency

The interim financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”), which in the case of the Parent Company is the Brazilian Real (“BRL” or “R$”). For presentation purposes, these interim financial statements are presented in United States dollar (“USD” or “US$”) as the Company believes that this is how international investors analyze the interim financial statements.

Operations in other currencies are translated into the functional currency using the actual exchange rates in force on the respective transactions dates. The foreign exchange gains and losses resulting from the translation at the exchange rates in force at the end of the period are recognized in the statement of income as financial expense or financial income. The exceptions are transactions for which gains and losses are recognized in the comprehensive income.

The statement of income and balance sheet of the Group’s entities which functional currency is different from the presentation currency are translated into the presentation currency as follows: (i) assets, liabilities and stockholders’ equity (except components described in item (iii)) are translated at the closing rate at the balance sheet date; (ii) income and expenses are translated at the average exchange rates, except for specific transactions that, considering their significance, are translated at the rate at the transaction date and; (iii) capital, capital reserves and treasury stock are translated at the rate at the date of each transaction. All resulting exchange differences are recognized in comprehensive income as cumulative translation adjustment, and transferred to the statement of income when the operations are realized.

The exchange rates of the major currencies that impact the operations are:

	Exchange rates used for conversions into Brazilian reais
	Closing rate as of		Average rate for the three-months period ended
	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2014
	(unaudited)		(unaudited)	(unaudited)
US dollar (“US$”)	3.2080	2.6562	2.8702	2.3652
Canadian dollar (“CAD”)	2.5292	2.2920	2.3120	2.1456
Australian dollar (“AUD”)	2.4464	2.1765	2.2543	2.1222
Euro (“EUR” or “€”)	3.4457	3.2270	3.2212	3.2399

3.                                      Critical accounting estimates and judgment

The critical accounting estimates and judgment are the same as those adopted when preparing the financial statements for the year ended December 31, 2014.

4.                                      Accounting standards issued but not yet effective

The standards and interpretations issued by IASB but not yet effective are disclosed below:

IFRS 9 Financial instruments - In July 2014 the IASB issued IFRS 9 — Financial instruments, sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This Standard replaces IAS 39 Financial Instruments: Recognition and Measurement. The adoption will be required from January 1, 2018 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

IFRS 15 Revenue from contracts with customers - In May 2014 the IASB issued IFRS 15 statement - Revenue from Contracts with customers, sets out the requirements for revenue recognition that apply to all contracts with customer (except for contracts that are within the scope of the Standards on leases, insurance contracts and financial instruments), and replaces the current pronouncements IAS 18 - revenue, IAS 11 - Construction contracts and interpretations related to revenue recognition. The principle core in that framework is that a company should recognize revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The adoption will be required from January 1, 2017 and the Company is currently analyzing potential impacts regarding this pronouncement on the financial statements.

5.                                      Risk management

There was no significant change in relation to risk management policies disclosed in the financial statements for the year ended December 31, 2014.

6.                                      Non-current assets and liabilities held for sale

	March 31, 2015	December 31, 2014
	Nacala	Energy	Nacala	Total
	(unaudited)
Non-current assets held for sale
Accounts receivable	5	—	8	8
Other current assets	169	—	157	157
Investments	—	88	—	88
Property, plant and equipment, net	3,206	477	2,910	3,387
Total assets	3,380	565	3,075	3,640

Liabilities associated with non-current assets held for sale
Suppliers and contractors	128	—	54	54
Other current liabilities	16	—	57	57
Total liabilities	144	—	111	111
Net assets held for sale	3,236	565	2,964	3,529

Nacala logistic corridor (“Nacala”)

In December 2014, the Company signed an agreement with Mitsui & Co., Ltd. (“Mitsui”) to sell 50% of its stake of 70% in the Nacala corridor, Nacala is a combination of railroad and port concessions under construction located in Mozambique and Malawi.

After completion of the transaction, Vale will share control of Nacala with Mitsui and therefore will not consolidate the assets, liabilities and results of those entities. The net asset was transferred to assets held for sale with no impact in the statement of income.

Energy generation assets

In December 2013, the Company signed agreements with CEMIG Geração e Transmissão S.A. (“CEMIG GT”), as follows:

(a) A new entity Aliança Norte Participações S.A., was incorporated and Vale contributed its 9% investment in Norte Energia S.A. (“Norte Energia”), which is the company in charge of construction and operation of the Belo Monte Hydroelectric facility. Vale committed to sell 49% and share control of the new entity to CEMIG GT. In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions the Company concluded the transaction and received cash proceeds of US$97, recognizing US$18 as a result on sale of investment in associates in the income statement.

(b) A new entity Aliança Geração de Energia S.A. (“Aliança Geração”) was incorporated and Vale committed to contribute its shares over several power generation assets which use to supply energy for the Company’s operations. In exchange CEMIG GT committed to contribute its stakes in some of its power generation assets.  In the first quarter of 2015, after receiving all regulatory approvals and other customary precedent conditions, the exchange of assets was completed and Vale holds 55% and shares control of the new entity with CEMIG GT. A long term contract was signed between Vale and Aliança Geração for the energy supply. Due to the completion of this transaction, the Company (i) derecognized the assets held for sale related to this transaction; (ii) recognized as investment its share in the joint venture Aliança Geração; and (iii) recognized US$193 in the income statement as a gain on measurement or sales of non-current asset based on the fair value of the transferred by CEMIG GT. This transaction has no cash proceeds or disbursements.

7.                                      Acquisitions and divestitures

a)        Divestiture of VBG-Vale BSGR Limited (“VBG”)

VBG is the holding company which held the Simandou mining rights located in Guinea. In April 2014, the Government of Guinea revoked VBG mining rights, without any finding of wrongdoing on the part of Vale. During 2014, as a result of the loss of the mining rights, Vale recognized full impairment of the assets related to VBG. During the first quarter of 2015, the Company sold its stake on VBG to its partner in the project and kept its right to any recoverable amount it may derive from the Simandou project by the partner. The transaction had no impact in cash or in the statement of income.

b)       Acquisition of Facon Construção e Mineração S.A. (“Facon”)

During the first quarter of 2015, the Company acquired all shares of Facon, a wholly owned subsidiary of Fagundes Construção e Mineração S.A. (“FCM”). FCM is a logistic service provider for Vale Fertilizantes S.A. The Facon business was carved out from FCM with assets and liabilities directly related to the Vale Fertilizantes S.A. business being transferred to it. The purchase price allocation based on the fair values of acquired assets and liabilities was calculated on studies performed by the Company. Subsequently, Facon was merged to Vale Fertilizantes S.A.

Purchase price	90
Book value of property, plant and equipment	77
Book value of other assets acquired and liabilities assumed, net	(69)
Adjustment to fair value of property, plant and equipment and mining rights	43
Goodwill	39

8.                                      Cash and cash equivalents

	March 31, 2015	December 31, 2014
	(unaudited)
Cash and bank deposits	2,347	2,109
Short-term investments	1,337	1,865
	3,684	3,974

Cash and cash equivalents includes cash, immediately redeemable deposits and short-term investments with an insignificant risk of changes in value and readily convertible to cash, part in Brazilian Real, indexed to the Brazilian Interbank Interest rate (“DI Rate”or”CDI”) and part denominated in US dollar, mainly time deposits.

9.                                      Accounts receivable

	March 31, 2015	December 31, 2014
	(unaudited)
Ferrous minerals	1,309	2,155
Coal	104	122
Base metals	733	777
Fertilizers	162	136
Others	57	172
	2,365	3,362

Provision for doubtful debts	(74)	(87)
	2,291	3,275

Accounts receivable related to the steel sector represented 74.17% and 77.97% of total receivables on March 31, 2015 and December 31, 2014, respectively.

No individual customer represents over 10% of receivables or revenues.

The provision for doubtful debts recorded in the consolidated statement of income as at March 31, 2015 and 2014 totaled US$2 and US23, respectively. The Company recognized write-offs as at March 31, 2015 and 2014 in the amount of US$0 and US$2, respectively.

10.                               Inventories

Inventories are comprised as follows:

	March 31, 2015	December 31, 2014
	(unaudited)
Inventories of products

Ferrous minerals
Iron ore	936	1,110
Pellets	81	187
Manganese and ferroalloys	55	69
	1,072	1,366

Coal	144	155

Base metals
Nickel and other products	1,319	1,435
Copper	29	26
	1,348	1,461
Fertilizers
Potash	17	12
Phosphates	337	309
Nitrogen	15	23
	369	344
Other products	5	4
Total of inventories of products	2,938	3,330

Inventories of consumables	1,126	1,171
Total	4,064	4,501

As of March 31, 2015 consolidated inventories are stated net of provisions for nickel and coal products in the amount of US$42 (US$19 as of December 31, 2014) and US$325 (US$285 as of December 31, 2014), respectively.

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Inventories of products
Balance at beginning of the period	3,330	2,896
Production and acquisition	4,590	4,958
Transfer from inventories of consumables	705	810
Cost of goods sold	(5,022)	(5,326)
Provision for market value adjustment	(63)	(14)
Translation adjustments	(602)	122
Balance at end of the period	2,938	3,446

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Inventories of consumables
Balance at beginning of the period	1,171	1,229
Acquisition	858	844
Transfer to inventories of products	(705)	(810)
Transfer to held for sale	(1)	—
Translation adjustments	(197)	45
Balance at end of the period	1,126	1,308

11.                               Recoverable taxes

The recoverable taxes, net of provision for losses on tax credits, are as follows:

	March 31, 2015	December 31, 2014
	(unaudited)
Value-added tax	1,002	1,057
Brazilian federal contributions	952	1,010
Others	28	34
Total	1,982	2,101

Current	1,548	1,700
Non-current	434	401
Total	1,982	2,101

12.                               Investments

The changes of investments in associates and joint ventures are as follow:

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Balance at beginning of the period	4,133	3,584
Aquisitions (i)	579	—
Additions	10	121
Transfer due to acquisition of control	—	79
Translation adjustment	(605)	122
Equity results on statement of income	(271)	195
Equity results on statement of comprehensive income	(2)	1
Dividends declared	(27)	(42)
Transfer to held for sale	(5)	—
Transfer to held for sale - VLI S.A.	—	1,255
Balance at end of the period	3,812	5,315

(i) Refers to Aliança Geração de Energia S.A., see note 6.

Investments (Continued)

			Investments		Equity results		Received dividends
		% voting	As of		Three-months period ended (unaudited)
Joint ventures and associates	% ownership	capital	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
			(unaudited)
Ferrous minerals
Baovale Mineração S.A.	50.00	50.00	15	16	1	1	—	—
Companhia Coreano-Brasileira de Pelotização	50.00	50.00	74	86	4	8	—	—
Companhia Hispano-Brasileira de Pelotização (i)	50.89	51.00	64	80	4	3	13	11
Companhia Ítalo-Brasileira de Pelotização (i)	50.90	51.00	43	61	5	4	13	—
Companhia Nipo-Brasileira de Pelotização (i)	51.00	51.11	128	142	11	13	—	—
Minas da Serra Geral S.A.	50.00	50.00	17	20	—	1	—	—
MRS Logística S.A.	47.59	46.75	431	510	9	14	—	—
Samarco Mineração S.A.	50.00	50.00	2	200	(173)	174	—	—
VLI S.A.	37.61	37.61	908	1,109	(3)	—	—	—
Zhuhai YPM Pellet Co.	25.00	25.00	21	24	—	—	—	—
Others			—	—	—	(1)	—	—
			1,703	2,248	(142)	217	26	11
Coal
Henan Longyu Energy Resources Co., Ltd.	25.00	25.00	356	355	—	12	—	—

Base metals
Korea Nickel Corp.	25.00	25.00	19	21	(1)	(1)	—	—
Teal Minerals Inc.	50.00	50.00	189	194	(4)	(5)	—	—
			208	215	(5)	(6)	—	—
Others
Aliança Geração de Energia S.A.	55.00	55.00	568	—	1	—	—	—
Aliança Norte Energia Participações S.A.	51.00	51.00	82	—	2	—	—	—
California Steel Industries, Inc.	50.00	50.00	179	184	(5)	2	—	—
Companhia Siderúrgica do Pecém (ii)	50.00	50.00	488	725	(120)	(3)	—	—
Mineração Rio Grande do Norte S.A.	40.00	40.00	72	91	(3)	6	—	—
Norte Energia S.A. (ii) (iii)	—	—	—	91	—	—	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	26.87	26.87	154	205	—	(18)	—	—
Others			2	19	1	(15)	1	—
			1,545	1,315	(124)	(28)	1	—
Total			3,812	4,133	(271)	195	27	11

(i)             Although the Company held majority of the voting capital, the entities are accounted under equity method due to existing veto rights held by other stockholders.

(ii)          Pre-operational stage.

(iii)       The Company’s interest in Norte Energia S.A. is indirectly owned by Aliança Norte Energia Participações S.A. (note 6).

13.                               Intangible assets

	March 31, 2015 (unaudited)			December 31, 2014
	Cost	Amortization	Net	Cost	Amortization	Net
Indefinite useful life
Goodwill	3,394	—	3,394	3,760	—	3,760

Finite useful life
Concessions	2,925	(1,033)	1,892	3,421	(1,208)	2,213
Right of use	466	(209)	257	518	(221)	297
Software	1,189	(706)	483	1,356	(806)	550
	4,580	(1,948)	2,632	5,295	(2,235)	3,060
Total	7,974	(1,948)	6,026	9,055	(2,235)	6,820

The table below shows the changes of intangible assets:

	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2013	4,140	1,907	253	571	6,871
Additions	—	184	—	5	189
Disposals	—	(3)	—	—	(3)
Amortization	—	(45)	(7)	(14)	(66)
Translation adjustment	36	73	(5)	(1)	103
Balance on March 31, 2014 (unaudited)	4,176	2,116	241	561	7,094

	Three-months period ended (unaudited)
	Goodwill	Concessions	Right of use	Software	Total
Balance on December 31, 2014	3,760	2,213	297	550	6,820
Additions	—	122	—	74	196
Disposals	—	(13)	—	—	(13)
Amortization	—	(42)	(11)	(44)	(97)
Translation adjustment	(405)	(388)	(29)	(97)	(919)
Acquisition of subsidiary (note 7(b))	39	—	—	—	39
Balance on March 31, 2015 (unaudited)	3,394	1,892	257	483	6,026

14.                               Property, plant and equipment

	March 31, 2015 (unaudited)			December 31, 2014
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Land	923	—	923	1,069	—	1,069
Buildings	13,766	(2,424)	11,342	14,144	(2,490)	11,654
Facilities	14,637	(4,817)	9,820	15,749	(4,936)	10,813
Equipment	13,711	(4,745)	8,966	14,381	(5,094)	9,287
Mineral properties	18,288	(5,613)	12,675	20,965	(6,036)	14,929
Others	13,851	(3,870)	9,981	14,888	(3,934)	10,954
Construction in progress	16,001	—	16,001	19,416	—	19,416
	91,177	(21,469)	69,708	100,612	(22,490)	78,122

Property, plant and equipment (net book value) pledged as guarantees for judicial claims on March 31, 2015 and December 31, 2014 were to US$51 and US$63, respectively.

The table below shows the movement of property, plant and equipment:

	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2013	945	7,785	10,937	8,404	16,276	10,519	26,799	81,665
Additions (i)	—	—	—	—	—	—	2,209	2,209
Disposals	—	(10)	(3)	(4)	(58)	(29)	(19)	(123)
Depreciation and amortization	—	(76)	(267)	(304)	(222)	(185)	—	(1,054)
Translation adjustment	100	192	115	28	(98)	513	215	1,065
Transfers	58	293	1,732	283	300	301	(2,967)	—
Balance on March 31, 2014 (unaudited)	1,103	8,184	12,514	8,407	16,198	11,119	26,237	83,762

	Three-months period ended
	Land	Building	Facilities	Equipment	Mineral properties	Others	Constructions in progress	Total
Balance on December 31, 2014	1,069	11,654	10,813	9,287	14,929	10,954	19,416	78,122
Additions (i)	—	—	—	—	—	—	2,097	2,097
Disposals	—	(5)	(1)	(5)	(151)	(6)	(2)	(170)
Depreciation and amortization	—	(135)	(208)	(308)	(217)	(198)	—	(1,066)
Translation adjustment	(156)	(1,623)	(1,558)	(935)	(1,429)	(1,285)	(2,409)	(9,395)
Transfers	10	1,451	774	926	(457)	397	(3,101)	—
Acquisition of subsidiary (note 7(b))	—	—	—	1	—	119	—	120
Balance on March 31, 2015 (unaudited)	923	11,342	9,820	8,966	12,675	9,981	16,001	69,708

(i) Includes interest capitalized and ARO, see cash flow.

15.                               Loans and financing

a)                                    Total debt

	Current liabilities		Non-current liabilities
	March 31, 2015	December 31, 2014	March 31, 2015	December 31, 2014
	(unaudited)		(unaudited)
Debt contracts in the international markets
Floating rates in:
US dollars	262	358	5,199	5,095
Others currencies			3	2
Fixed rates in:
US dollars	2,115	69	12,140	13,239
Euro	—	—	1,611	1,822
Accrued charges	211	334	—	—
	2,588	761	18,953	20,158
Debt contracts in Brazil
Floating rates in:
Brazilian Reais, indexed to TJLP, TR, IPCA, IGP-M and CDI	247	296	4,516	5,503
Basket of currencies and US dollars indexed to LIBOR	222	211	1,533	1,364
Fixed rates in:
Brazilian Reais	45	48	290	363
Accrued charges	93	103	—	—
	607	658	6,339	7,230
	3,195	1,419	25,292	27,388

Below are the future flows of debt payments (principal and interest) per nature of funding:

	Bank loans (i)	Capital market (i)	Development agencies (i)	Debt principal (i)	Estimated future payments of interest (ii)
2015	1,078	—	633	1,711	996
2016	35	951	931	1,917	1,439
2017	185	1,212	1,007	2,404	1,348
2018	1,759	806	1,126	3,691	1,259
2019	510	1,000	1,299	2,809	1,086
2020	442	1,100	833	2,375	962
Between 2021 and 2025	1,000	3,245	1,997	6,242	3,200
2026 onwards	361	6,494	179	7,034	5,820
	5,370	14,808	8,005	28,183	16,110

(i)             Does not include accrued charges.

(ii)          Consists of estimated future payments of interest on loans, financings and debentures, calculated based on interest rate curves and foreign exchange rates applicable as of March 31, 2015 and considering that all amortization payments and payments at maturity on loans, financings and debentures will be made on their contracted payments dates. The amount includes the estimated values of future interest payments (not yet accrued), in addition to interest already recognized in the financial statements.

At March 31, 2015, the average annual interest rates by currency are as follows:

	Average interest rate (i)	Total debt
Loans and financing in US dollars	4.36%	21,415
Loans and financing in Brazilian Reais (ii)	10.06%	5,184
Loans and financing in Euros (iii)	4.06%	1,619
Loans and financing in others currencies	6.36%	269
		28,487

(i)   In order to determine the average interest rate for debt contracts with floating rates, the Company used the last renegotiated rate at March 31, 2015.

(ii)  Brazilian Real denominated debt that bears interest at IPCA, CDI or TJLP, plus spread. For a total of US$4,340, the Company entered into derivative transactions to mitigate the exposure to the cash flow variations of the floating rate debt denominated in Brazilian Real, resulting in an average cost of 2.2% per year in US dollars.

(iii) Eurobonds, for which the Company entered into derivatives to mitigate the exposure to the cash flow variations of the debt denominated in Euros, resulting in an average cost of 4.42% per year in US dollars.

b)                                     Credit lines

	Contractual	Date of		Available		Amounts drawn on
Type	currency	agreement		until	Total amount	March 31, 2015	December 31, 2014
						(unaudited)
Revolving credit lines
Revolving credit facility	US$	April 2011		5 years	3,000	—	—
Revolving credit facility	US$	July 2013		5 years	2,000	—	—
Credit lines
Export-Import Bank of China and Bank of China Limited	US$	September 2010	(i)	13 years	1,229	1,076	1,062
BNDES	R$	April 2008	(ii)	10 years	2,276	1,728	1,516
Financing
BNDES - CLN 150	R$	September 2012	(iii)	10 years	1,210	1,041	1,041
BNDES - Tecnored 3.5%	R$	December 2013	(iv)	8 years	43	26	23
BNDES - S11D e S11D Logística	R$	May 2014	(v)	10 years	1,921	582	582

(i)             Acquisition of twelve large ore carriers from chinese shipyards.

(ii)          Memorandum of understanding signature date, however term is considered from the signature date of each contract amendment.

(iii)       Capacitação Logística Norte 150 Project (“CLN 150”).

(iv)      Support to Tecnored’s investment plan from 2013 to 2015.

(v)         Iron ore project S11D and S11D Logistica implementation.

Total amounts and amounts disbursed, when not contracted in the reporting currency, are affected by exchange rate variation.

c)                                      Guarantees

As of March 31, 2015 and December 31, 2014 financing and loans in the amount of US$1,254 and US$1,312, respectively, were secured by property, plant and equipment and receivables.

16.                               Asset retirement obligations

The Company applies judgment and assumptions when measuring its asset retirement obligation. The accrued amounts of these obligations are not deducted from the potential costs covered by insurance or indemnities.

The long term interest rates used to discount these obligations to present value and to update the provisions at March 31, 2015 was of 5.51% p.a. in Brazil, 2.05% p.a. in Canada and between 1.61% - 8.81% p.a. for the others locations.

Changes in the provision for asset retirement obligation are as follows:

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Balance at beginning of the period	3,369	2,644
Increase expense	71	68
Settlements	(23)	(4)
Revisions on cash flows estimates	8	52
Translation adjustment	(413)	33
Balance at end of the period	3,012	2,793

17.                               Litigation

a)                                     Provision for litigation

Vale is party to labor, civil, tax and other ongoing lawsuits and is discussing these issues both at administrative and court levels.  When applicable, lawsuits are supported by judicial deposits. Provisions for losses resulting from processes are estimated and updated by the Company, supported by legal consultants.

	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2013	330	209	709	28	1,276
Additions	40	9	53	18	120
Reversals	(27)	(9)	(24)	(4)	(64)
Payments	(1)	(3)	(6)	—	(10)
Indexation and interest	(4)	2	6	(3)	1
Translation adjustment	10	8	29	3	50
Balance on March 31, 2014 (unaudited)	348	216	767	42	1,373

	Three-months period ended
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance on December 31, 2014	366	118	706	92	1,282
Additions	145	16	34	—	195
Reversals	(174)	(12)	(26)	—	(212)
Payments	(8)	2	(4)	(11)	(21)
Indexation and interest	19	11	7	(2)	35
Translation adjustment	(43)	(21)	(121)	(7)	(192)
Balance on March 31, 2015 (unaudited)	305	114	596	72	1,087

b)                                     Contingent liabilities

The Company discusses, at administrative and judicial levels, claims where the expectation of loss is classified as possible and accordingly no provision was recorded.

These possible contingent liabilities are as follows:

	March 31, 2015	December 31, 2014
	(unaudited)
Tax litigations	6,241	6,094
Civil litigations	1,236	1,406
Labor litigations	1,610	1,955
Environmental litigations	957	1,122
Total	10,044	10,577

c)                                      Judicial deposits

In addition to those provisions and contingent liabilities, there are also judicial deposits. These court-ordered deposits are legally required and are monetarily updated and reported in non-current assets until a judicial decision to draw the deposit occurs.

Judicial deposits are as follows:

	March 31, 2015	December 31, 2014
	(unaudited)
Tax litigations	298	354
Civil litigations	135	126
Labor litigations	669	789
Total	1,102	1,269

18.                               Income taxes - Settlement program (“REFIS”)

In November 2013 the Company elected to participate in the REFIS, a federal tax settlement program with respect to most of the claims related to the collection of income tax and social contribution on equity gain of foreign subsidiaries and affiliates from 2003 to 2012.

On March 31, 2015, the balance of US$5,264 (US$388 in current and US$4,876 in non-current) is due in 163 monthly installments, bearing interest at the SELIC rate.

19.                               Income taxes

The balances were as follows:

	Assets	Liabilities	Total
Balance on December 31, 2013	4,523	3,228	1,295
Net income effect	(28)	33	(61)
Translation adjustment	186	(60)	246
Other comprehensive income	9	9	—
Balance on March 31, 2014 (unaudited)	4,690	3,210	1,480

	Assets	Liabilities	Total
Balance on December 31, 2014	3,976	3,341	635
Net income effect	923	(7)	930
Translation adjustment	(515)	(186)	(329)
Other comprehensive income	1	(49)	50
Acquisition of subsidiary	(11)	—	(11)
Balance on March 31, 2015 (unaudited)	4,374	3,099	1,275

Deferred tax assets arising from tax losses, negative social contribution basis and temporary differences are registered taking into consideration the analysis of future performance, based on economic and financial projections, prepared based on internal assumptions and macroeconomic, trade and tax scenarios that may be subject to changes in future.

The income tax in Brazil comprises taxation on income and social contribution on profit. The statutory rate applicable in the period presented is 34%. In other countries where the Company has operations, it is subject to various rates, depending on jurisdiction.

The total amount presented as income taxes in the statement of income is reconciled to the rate established by law, as follows:

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014

Net income before income taxes	(4,030)	3,365
Income taxes at statutory rates - 34%	1,370	(1,144)
Adjustments that affect the basis of taxes:
Income tax benefit from interest on stockholders’ equity	190	279
Results of overseas companies taxed by different rates which differs from the parent company rate	(349)	(282)
Equity results on statement of income	(92)	66
Tax loss not recognized	(71)	(81)
Constitution or reversal for tax loss carryforward	—	7
Others	(188)	166
Income taxes	860	(989)

20.                     Employee benefits obligations

At March 31, 2015 the Company contributed US$46 and do not expects significant changes in relation to the estimate disclosed in the financial statements for the year ended December 31, 2014.

a)        Employee postretirements obligations

i.            Reconciliation of assets and liabilities in balance sheet

	March 31, 2015 (unaudited)			December 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Ceiling recognition of an asset (ceiling) and onerous liability
Balance at beginning of the period	1,301	—	—	1,191	—	—
Interest income	37	—	—	142	—	—
Changes on asset ceiling and onerous liability	(79)	—	—	140	—	—
Translation adjustment	(220)	—	—	(172)	—	—
Balance at end of the period	1,039	—	—	1,301	—	—

Amount recognized in the balance sheet
Present value of actuarial liabilities	(3,125)	(4,297)	(1,440)	(3,728)	(4,521)	(1,498)
Fair value of assets	4,164	3,548	—	5,029	3,716	—
Effect of the asset ceiling	(1,039)	—	—	(1,301)	—	—
Liabilities provisioned	—	(749)	(1,440)	—	(805)	(1,498)

Current liabilities	—	(18)	(50)	—	(16)	(51)
Non-current liabilities	—	(731)	(1,390)	—	(789)	(1,447)
Liabilities provisioned	—	(749)	(1,440)	—	(805)	(1,498)

ii.        Costs recognized in the statement of income

	Three-months period ended (unaudited)
	March 31, 2015			March 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Current service cost	5	15	7	7	15	8
Interest on expense on liabilities	102	45	18	118	52	23
Interest income on plan assets	(140)	(38)	—	(120)	(38)	—
Interest expense on effect of asset (ceiling) and onerous liability	37	—	—	—	—	—
Total of cost, net	4	22	25	5	29	31

iii.    Costs recognized in the statement of comprehensive income

	Three-months period ended (unaudited)
	March 31, 2015			March 31, 2014
	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans	Overfunded pension plans	Underfunded pension plans	Others underfunded pension plans
Balance at beginning of the period	(143)	(570)	(132)	(94)	(395)	(196)
Return on plan assets (excluding interest income)	(87)	(20)	(78)	(18)	50	—
Changes on asset ceiling and onerous liability	84	—	—	(8)	—	—
Gross balance for the period	(3)	(20)	(78)	(26)	50	—
Deferred income tax	1	22	27	9	(12)	—
Other comprehensive income	(2)	2	(51)	(17)	38	—
Translation adjustment	25	2	7	(4)	1	(2)
Accumulated comprehensive income	(120)	(566)	(176)	(115)	(356)	(198)

b)                                     Profit sharing program (“PLR”)

The Company accrued as cost of goods sold and services rendered and other operating expenses related to PLR US$60 in March 31, 2015 (US$131 in March 31, 2014).

c)                                      Long-term compensation plan

In order to promote stockholder cultures, in addition to increasing the ability to retain executives and to strengthen the culture of sustainability performance, Vale has a long-term incentive programs (Matching plan and long-term incentive plan — ILP) for some executives of the Company, covering 3 to 4 years cycles.

Liabilities of the plans are measured at fair value on the date of each issuance of the report, based on market rates. Compensation costs incurred are recognized by the defined vesting period of three years. At March 31, 2015 and December 31, 2014 the Company recorded a liability with impact in the statement of income of US$41 and US$61, respectively.

21.                     Classification of financial instruments

The classification of financial assets and liabilities is as follows:

	March 31, 2015 (unaudited)
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total
Financial assets
Current
Cash and cash equivalents	3,684	—	—	3,684
Financial investments	1	—	—	1
Derivative financial instruments	—	189	—	189
Accounts receivable	2,291	—	—	2,291
Related parties	522	—	—	522
	6,498	189	—	6,687
Non-current
Related parties	23	—	—	23
Loans and financing	217	—	—	217
Derivative financial instruments	—	34	—	34
	240	34	—	308
Total of financial assets	6,738	223	—	6,995

Financial liabilities
Current
Suppliers and contractors	3,429	—	—	3,429
Derivative financial instruments	—	557	347	904
Loans and financing	3,195	—	—	3,195
Related parties	267	—	—	267
	6,891	557	347	7,795
Non-current
Derivative financial instruments	—	2,496	—	2,496
Loans and financing	25,292	—	—	25,292
Related parties	90	—	—	90
Participative stockholders’ debentures	—	1,165	—	1,165
Others (iv)	—	94	—	94
	25,382	3,755	—	29,137
Total of financial liabilities	32,273	4,312	347	36,932

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short-term.

(iii) See note 23(a).

(iv) See note 22(a).

	December 31, 2014
	Loans and receivables (i)	At fair value through profit or loss (ii)	Derivatives designated as hedge (iii)	Total
Financial assets
Current
Cash and cash equivalents	3,974	—	—	3,974
Financial investments	148	—	—	148
Derivative financial instruments	—	166	—	166
Accounts receivable	3,275	—	—	3,275
Related parties	579	—	—	579
	7,976	166	—	8,142
Non-current
Related parties	35	—	—	35
Loans and financing	229	—	—	229
Derivative financial instruments	—	87	—	87
	264	87	—	351
Total of financial assets	8,240	253	—	8,493

Financial liabilities
Current
Suppliers and contractors	4,354	—	—	4,354
Derivative financial instruments	—	956	460	1,416
Loans and financing	1,419	—	—	1,419
Related parties	306	—	—	306
	6,079	956	460	7,495
Non-current
Derivative financial instruments	—	1,609	1	1,610
Loans and financing	27,388	—	—	27,388
Related parties	109	—	—	109
Participative stockholders’ debentures	—	1,726	—	1,726
Others (iv)	—	115	—	115
	27,497	3,450	1	30,948
Total of financial liabilities	33,576	4,406	461	38,443

(i) Non-derivative financial instruments with determinable cash flow.

(ii) Financial instruments for trading in short-term.

(iii) See note 23(a).

(iv) See note 22(a).

22.                     Fair value estimate

The Company considered the same assumptions and calculation methods as presented on the financial statements for the year ended December 31, 2014, to measure the fair value of assets and liabilities for the period.

a)        Assets and liabilities measured and recognized at fair value

	March 31, 2015 (unaudited)			December 31, 2014
	Level 2	Level 3	Total	Level 2	Level 3	Total (i)
Financial assets
Current
Derivatives at fair value through profit or loss	189	—	189	166	—	166
	189	—	189	166	—	166
Non-current
Derivatives at fair value through profit or loss	34	—	34	87	—	87
	34	—	34	87	—	87
Total of financial assets	223	—	223	253	—	253

Financial liabilities
Current
Derivatives at fair value through profit or loss	557	—	557	956	—	956
Derivatives designated as hedge	347	—	347	460	—	460
	904	—	904	1,416	—	1,416
Non-current
Derivatives at fair value through profit or loss	2,496	—	2,496	1,609	—	1,609
Derivatives designated as hedge	—	—	—	1	—	1
Participative stockholders’ debentures	1,165	—	1,165	1,726	—	1,726
Others (minimum return instrument)	—	94	94	—	115	115
	3,661	94	3,755	3,336	115	3,451
Total of financial liabilities	4,565	94	4,659	4,752	115	4,867

b)             Fair value measurement compared to book value

The fair value estimate for level 1 is based on market approach considering the secondary market contracts. For loans allocated on level 2, the income approach is adopted and the fair value for both fixed-indexed rate debt and floating rate debt is determined on a discounted cash flows basis using LIBOR future values and Vale’s bonds curve.

The fair values and carrying amounts of non-current loans (net of interest) are shown in the table below:

	Balance	Fair value (ii)	Level 1	Level 2
Financial liabilities
March 31, 2015 (unaudited)
Loans (long term) (i)	28,183	28,539	14,931	13,608

December 31, 2014
Loans (long term) (i)	28,370	29,479	15,841	13,638

(i) Net interest of US$304 on March 31, 2015 and US$437 on December 31, 2014.

23.                     Derivative financial instruments

a)        Derivatives effects on balance sheet

	Assets
	March 31, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	138	—	137	11
IPCA swap	4	—	7	—
Eurobonds swap	—	—	—	41
Pre dollar swap	6	—	2	—
	148	—	146	52
Commodities price risk
Nickel	41	7	20	3
	41	7	20	3
Warrants
SLW options (note 28)	—	27	—	32
	—	27	—	32
Derivatives designated as cash flow hedge
Total	189	34	166	87

	Liabilities
	March 31, 2015 (unaudited)		December 31, 2014
	Current	Non-current	Current	Non-current
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	154	1,976	442	1,355
IPCA swap	—	131	—	63
Eurobonds swap	164	45	9	90
Pre dollar swap	105	89	30	98
	423	2,241	481	1,606
Commodities price risk
Nickel	36	7	23	3
Bunker oil	98	248	452	—
	134	255	475	3
Derivatives designated as cash flow hedge
Bunker oil	318	—	434	—
Foreign exchange	29	—	26	1
	347	—	460	1
Total	904	2,496	1,416	1,610

b)             Effects of derivatives in the statement of income, cash flow and other comprehensive income

	Three-months period ended (unaudited)
	Amount of gain (loss) recognized in the statement of income		Financial settlement inflows(outflows)		Amount of gain(loss) recognized in OCI
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Derivatives not designated as hedge
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(950)	194	(344)	28	—	—
IPCA swap	(73)	7	4	—	—	—
Eurobonds swap	(151)	6	—	10	—	—
Pre dollar swap	(89)	11	(2)	2	—	—
	(1,263)	218	(342)	40	—	—
Commodities price risk
Nickel	(8)	(1)	(15)	1	—	—
Bunker oil	(49)	3	(155)	(8)	—	—
	(57)	2	(170)	(7)	—	—
Warrants
SLW options (note 28)	(5)	8	—	—	—	—
	(5)	8	—	—	—	—
Derivatives designated as cash flow hedge
Bunker oil	(120)	(3)	(130)	(3)	116	(8)
Foreign exchange	(15)	(13)	(15)	(13)	(1)	(9)
	(135)	(16)	(145)	(16)	115	(17)
Total	(1,460)	212	(657)	17	115	(17)

Related to the effects of derivatives in the statement of income, the Company recognized US$120 as cost of goods sold and services rendered and US$1,340 as financial expense.

The maturities dates of the derivative financial instruments are as follows:

Maturity dates
Currencies and interest rates	July 2023
Gas - Oman	April 2016
Nickel	March 2017
Copper	June 2015
Warrants	February 2023
Bunker oil	December 2016

Additional information about derivatives financial instruments

Value at risk computation methodology

The value at risk of the positions was measured using a delta-Normal parametric approach, which considers that the future distribution of the risk factors - and its correlations - tends to present the same statistic properties verified in the historical data. The value at risk of Vale’s derivatives current positions was estimated considering one business day time horizon and a 95% confidence level.

Contracts subjected to margin calls

Vale has contracts subject to margin calls only for part of nickel trades executed by its wholly-owned subsidiary Vale Canada Ltd. There was not cash amount deposited for margin call on March 31, 2015.

Initial cost of contracts

The financial derivatives negotiated by Vale and its controlled companies described in this document didn’t have initial costs (initial cash flow) associated.

The following tables show as of March 31, 2015, the derivatives positions for Vale and controlled companies with the following information: notional amount, fair value including credit risk (1), gains or losses in the period, value at risk and the fair value for the remaining years of the operations per each group of instruments.

(1)  The “Adjusted net/total for credit risk” considers the adjustments for credit (counterparty) risk calculated for the instruments, in accordance with International Financial Reporting Standard 13.

Foreign exchange and interest rates derivative positions

Protection program for the Real denominated debt indexed to CDI

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flows from debt instruments denominated in BRL linked to CDI. In those swaps, Vale pays fixed rates in US$ and receives payments linked to CDI.

US$ Million

	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	Average rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018

CDI vs. fixed rate swap
Receivable	R$	4,939	R$	4,511	CDI	109.03%	1,633	1,783	548
Payable	US$	2,199	US$	2,284	US$ +	3.35%	(2,256)	(2,327)	(781)
Net							(623)	(544)	(233)	27	101	(431)	(51)	(242)
Net adjusted for credit risk							(632)	(547)			101	(434)	(53)	(245)

CDI vs. floating rate swap
Receivable	R$	0	R$	428	CDI	0.00%	—	169	175
Payable	US$	0	US$	250	Libor +	0.00%	—	(251)	(252)
Net							—	(82)	(77)	—	—	—	—	—
Net adjusted for credit risk							—	(82)			—	—	—	—

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for the real denominated debt indexed to TJLP

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flows linked to TJLP of the loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES). In those swaps, Vale pays fixed or floating rates in US$ and receives payments linked to TJLP.

	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018 - 2023

Swap TJLP vs. fixed rate swap
Receivable	R$	6,083	R$	6,247	TJLP +	1.33%	1,668	2,050	128
Payable	US$	2,948	US$	3,051	USD +	1.71%	(2,845)	(2,937)	(152)
Net							(1,177)	(887)	(24)	76	(102)	(205)	(281)	(589)
Net adjusted for credit risk							(1,281)	(953)			(102)	(209)	(298)	(672)

Swap TJLP vs. floating rate swap
Receivable	R$	293	R$	295	TJLP +	0.94%	77	91	1
Payable	US$	172	US$	173	Libor +	-1.21%	(154)	(155)	(1)
Net							(77)	(64)	(0)	5	(1)	(4)	(6)	(66)
Net adjusted for credit risk							(78)	(66)			(2)	(4)	(6)	(67)

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for the Real denominated fixed rate debt

In order to reduce the cash flow volatility, Vale entered into a swap transactions to convert into US$ the cash flows from loans in BRL linked to fixed rates with BNDES. In those swaps, Vale pays fixed rates in US$ and receives fixed rates in BRL.

US$ Million

	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	Average rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018 - 2023

R$ fixed rate vs. US$ fixed rate swap
Receivable	R$	728	R$	735	Fix	3.92%	257	244	13
Payable	US$	387	US$	395	US$ -	-1.67%	(433)	(366)	(15)
Net							(176)	(122)	(2)	10	(35)	(85)	(7)	(48)
Net adjusted for credit risk							(188)	(127)			(35)	(87)	(7)	(58)

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for the Real denominated debt indexed to IPCA

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flows from debt instruments denominated in BRL linked to IPCA on debenture contracts issued by Vale in 2014 with a notional amount of BRL 1 billion. In those swaps, Vale pays fixed rates in US$ and receives payments linked to IPCA.

US$ Million

	Notional ($ million)					Average	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017	2018-2021

IPCA vs. US$ fixed rate swap
Receivable	R$	1,000	R$	1,000	IPCA +	6.55%	342	419	21
Payable	US$	434	US$	434	US$ +	3.98%	(467)	(474)	(14)
Net							(125)	(55)	7	9	—	3	3	(131)
Net adjusted for credit risk							(127)	(56)			—	3	3	(134)

Type of contracts: OTC Contracts

Protected item: Debt instruments linked to BRL

The protected items are the debt instruments linked to BRL once the objective of this program is to transform into US$ the obligations linked to BRL so as to achieve a currency offset by matching Vale’s receivables - mainly linked to US$ - with Vale’s payables.

Protection program for Euro denominated debt

In order to reduce the cash flow volatility, Vale entered into swap transactions to convert into US$ the cash flow from debt instruments issued in Euros by Vale in 2010 and 2012 with a notional amount of € 750 million each. In those swaps, Vale receives fixed rates in Euros and pays fixed rates in US$.

US$ million

	Notional ($ million)						Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Index	Average rate	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017- 2023

Receivable		€1,000		€1,000	EUR	4.063%	1,236	1,431	46
Payable	US$	1,302	US$	1,302	US$	4.511%	(1,445)	(1,484)	(59)
Net							(209)	(53)	(13)	22	—	(164)	(44)
Net adjusted for credit risk							(209)	(58)			—	(165)	(45)

Type of contracts: OTC Contracts

Protected item: Vale’s debt instruments linked to EUR

The P&L shown in the table above is offset by the hedged statement of income due to EUR/US$ exchange rate.

Foreign exchange hedging program for disbursements in Canadian dollars

In order to reduce the cash flow volatility, Vale entered into forward transactions to mitigate the foreign exchange exposure that arises from the currency mismatch between revenues denominated in US$ and disbursements denominated in Canadian Dollars.

US$ million

	Notional ($ million)					Average rate	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015		December 31, 2014		Buy/ Sell	(CAD/USD)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016

Forward	CAD	150	CAD	230	B	1.023	(29)	(27)	—	1	(27)	(2)
Total adjusted for credit risk							(29)	(27)			(27)	(2)

Type of contracts: OTC Contracts

Hedged item: part of disbursements in Canadian Dollars

The P&L shown in the table above is offset by the hedged statement of income due to CAD/US$ exchange rate.

Commodity derivative positions

The Company’s cash flow is also exposed to several market risks associated to global commodities price volatilities. To offset these volatilities, Vale entered into the following derivatives transactions:

Nickel purchase protection program

In order to reduce the cash flow volatility and eliminate the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the product sold to our clients, protection transactions were implemented. The trades are usually implemented through the sale and/or buy of nickel forward or future contracts at LME or over-the-counter.

US$ million

	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy/ Sell	(US$/ton)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015

Nickel Futures	90	140	S	14,331	0.18	0.15	0.26	0.03	0.18
Total adjusted for credit risk					0.18	0.15			0.18

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to nickel price.

The P&L shown in the table above is offset by the protected statement of income due to nickel price.

Nickel fixed price program

In order to maintain the revenues exposure to nickel price fluctuations, The Company entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. These trades aim to guarantee that the prices of these operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally involves buying nickel forwards (over-the-counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.

US$ million

	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy / Sell	(US$/ton)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016	2017

Nickel Futures	11,384	11,264	B	16,085	(42)	(24)	(16)	4	(31)	(10)	(1)
Total adjusted for credit risk					(42)	(24)			(31)	(10)	(1)

Type of contracts: LME contracts and OTC contracts

Protected item: part of Vale’s revenues linked to fixed price sales of nickel.

The P&L shown in the table above is offset by the protected statement of income due to nickel price.

Copper scrap purchase protection program

In order to reduce the cash flow volatility and eliminate the quotation period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, protection transactions were implemented. This program is usually implemented through the sale of forwards or futures at LME or over-the-counter operations.

US$ million

	Notional (lbs)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy/ Sell	(US$/lbs)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015

Forward	357,149	793,665	S	2.61	(0.05)	0.11	0.23	0.02	(0.05)
Total adjusted for credit risk					(0.05)	0.11			(0.05)

Type of contracts: OTC contracts

Protected item: part of Vale’s revenues linked to copper price.

The P&L shown in the table above is offset by the protected statement of income due to copper price.

Bunker Oil purchase protection program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

US$ million

	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy/ Sell	(US$/mt)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016

Forward	3,204,000	2,205,000	B	434	(344)	(363)	(67)	18	(18)	(326)
Total adjusted for credit risk					(345)	(363)			(18)	(327)

Type of contracts: OTC Contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected statement of income due to bunker oil price.

Bunker Oil purchase hedging program

In order to reduce the impact of bunker oil price fluctuation on Vale’s maritime freight hiring/supply and consequently reducing the company’s cash flow volatility, bunker oil derivatives were implemented. These transactions are usually executed through forward purchases and zero cost-collars.

US$ million

	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy/ Sell	(US$/mt)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015

Forward	1,485,000	1,950,000	B	505	(286)	(371)	(100)	8	(286)
Total adjusted for credit risk					(286)	(371)			(286)

Type of contracts: OTC contracts

Protected item: part of Vale’s costs linked to bunker oil price

The P&L shown in the table above is offset by the protected statement of income due to bunker oil price.

Silver Wheaton Corp. warrants

The company owns 10 million warrants of Silver Wheaton Corp. (SLW), a Canadian company with stocks negotiated in Toronto Stock Exchange and New York Stock Exchange. Such warrants configure American call options and were received as part of the payment regarding the sale of 25% of gold payable flows produced as a sub product from Salobo copper mine during its life and 70% of gold payable flows produced as a sub product from some nickel mines in Sudbury during 20 years.

US$ million

	Notional (quantity)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy/ Sell	(US$/share)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2023

Call Option	10,000,000	10,000,000	B	65	27	33	—	2	27
Total adjusted for credit risk					27	33			27

Embedded derivative positions

The Company’s cash flow is also exposed to several market risks associated to contracts that contain embedded derivatives or derivative-like features. From Vale’s perspective, it may include, but is not limited to, commercial contracts, procurement contracts, rental contracts, bonds, insurance policies and loans. The following embedded derivatives were observed as of March 31, 2015.

Raw material and intermediate products purchase

Nickel concentrate and raw materials purchase agreements in which there are provisions based on nickel and copper future prices behavior. These provisions are considered as embedded derivatives.

US$ million

	Notional (ton)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy/ Sell	(US$/ton)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015

Nickel Forwards	5,507	4,491	S	14,248	2.8	(0.6)	—		2.8
Copper Forwards	4,599	6,310		5,761	(0.7)	1.1	—		(0.7)
Total					2.1	0.5	—	2	2.1

Gas purchase for pelletizing company in Oman

Our subsidiary Vale Oman Pelletizing Company LLC has a natural gas purchase agreement in which there´s a clause that defines that a premium can be charged if pellet prices trades above a pre-defined level. This clause is considered as an embedded derivative.

US$ million

	Notional (volume/month)			Average Strike	Fair value		Realized Gain/Loss	Value at Risk	Fair value by year
Flow	March 31, 2015	December 31, 2014	Buy/ Sell	(US$/ton)	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2015	2015	2016

Call Options	746,667	746,667	S	179.36	(0.01)	(0.20)	—	0.01	(0.01)	(0.00)

Sensitivity analysis(2)

The Company present below the sensitivity analysis for all derivatives outstanding positions as of March 31, 2015 given predefined scenarios for market risk factors behavior. The scenarios were defined as follows:

•                  Fair Value: the fair value of the financial instruments position as of March 31, 2015;

•                  Scenario I: Potential change in fair value considering a 25% deterioration of market curves for main underlying market risk factors;

•                  Scenario II: Potential change in fair value considering a 25% evolution of market curves for main underlying market risk factors;

•                  Scenario III: Potential change in fair value considering a 50% deterioration of market curves for main underlying market risk factors;

•                  Scenario IV: Potential change in fair value considering a 50% evolution of market curves for main underlying market risk factors;

(2)  The deterioration scenario of “BRL fluctuation” on the tables of this section means the depreciation of BRL against the USD. The same is applicable for the other currencies fluctuations as risk factors. Specifically on “Sensitivity analysis - cash investments in other currencies” table, the Compnay have the depreciation of each currency as a risk factor against another currencies in general, not only USD.

Sensitivity analysis — Summary of the US$/BRL fluctuation: Debt, cash investments and derivatives

US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Funding	Debt denominated in BRL	BRL fluctuation	-	-	-	-
Funding	Non hedged debt denominated in US$	BRL fluctuation	6,084	(6,084)	12,167	(12,167)
Cash Investments	Cash denominated in BRL	BRL fluctuation	-	-	-	-
Cash Investments	Cash denominated in US$	BRL fluctuation	-	-	-	-
Derivatives	Consolidated derivatives portfolio	BRL fluctuation	(1,539)	1,539	(3,077)	3,077
Net result			4,545	(4,545)	9,090	(9,090)

Sensitivity analysis — Consolidated derivatives portfolio

US$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Protection program for the Real denominated debt indexed to CDI	CDI vs. US$ fixed rate swap	BRL fluctuation	(632)	(564)	564	(1,128)	1,128
		USD interest rate inside Brazil variation		(26)	26	(54)	51
		Brazilian interest rate fluctuation		(7)	6	(14)	12
		USD Libor variation		(2.4)	2.4	(4.9)	4.7
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to TJLP	TJLP vs. US$ fixed rate swap	BRL fluctuation	(1,281)	(711)	711	(1,422)	1,422
		USD interest rate inside Brazil variation		(54)	51	(110)	99
		Brazilian interest rate fluctuation		120	(106)	257	(199)
		TJLP interest rate fluctuation		(56)	53	(112)	107
	TJLP vs. US$ floating rate swap	BRL fluctuation	(78)	(38)	38	(77)	77
		USD interest rate inside Brazil variation		(4)	4	(9)	8
		Brazilian interest rate fluctuation		7	(6)	16	(12)
		TJLP interest rate fluctuation		(3)	3	(7)	7
		USD Libor variation		2	(2)	4	(4)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated fixed rate debt	BRL fixed rate vs. US$fixed rate swap	BRL fluctuation	(188)	(108)	108	(216)	216
		USD interest rate inside Brazil variation		(6)	6	(13)	12
		Brazilian interest rate fluctuation		15	(13)	32	(25)
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection program for the Real denominated debt indexed to IPCA	IPCA vs. US$ fixed rate swap	BRL fluctuation	(127)	(117)	117	(233)	233
		USD interest rate inside Brazil variation		(10)	9	(21)	18
		Brazilian interest rate fluctuation		44	(37)	95	(69)
		IPCA index fluctuation		(20)	21	(39)	43
		USD Libor variation		(3)	3	(6)	5
	Protected Items - Real denominated debt	BRL fluctuation	n.a.	—	—	—	—

Protection Program for the Euro denominated debt	EUR fixed rate vs. US$ fixed rate swap	EUR fluctuation	(209)	(309)	309	(618)	618
		EUR Libor variation		5	(5)	10	(10)
		USD Libor variation		(23)	22	(48)	42
	Protected Items - Euro denominated debt	EUR fluctuation	n.a.	309	(309)	618	(618)

Foreign Exchange hedging program for disbursements in Canadian dollars (CAD)	CAD Forward	CAD fluctuation	(29)
		CAD Libor variation		(37)	37	(73)	73
		USD Libor variation		0	(0)	0	(0)
	Protected Items - Disbursement in Canadian dollars	CAD fluctuation	n.a.	(0.1 37)	(0.1 (37)	(0.1 73)	0.1 (73)

US$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Nickel purchase protection program	Pruchase / sale of nickel future/forward contracts	Nickel price fluctuation	0.2	0.3	(0.3)	0.6	(0.6)

		CAD fluctuation		0.04	(0.04)	0.09	(0.09)
	Protected Item: Part of Vale’s revenues linked to Nickel price	Nickel price fluctuation	n.a.	(0.3)	0.3	(0.6)	0.6

Nickel fixed price program	Purchase of nickel future/forward contracts	Nickel price fluctuation	(42)	(36)	36	(72)	72

		CAD fluctuation		(10)	10	(21)	21
	Protected Item: Part of Vale’s nickel revenues from sales with fixed prices	Nickel price fluctuation	n.a.	36	(36)	72	(72)

Copper Scrap Purchase Protection Program	Sale of copper future/forward contracts	Copper price fluctuation		0.2	(0.2)	0.5	(0.5)
			(0.1)
		CAD fluctuation		(0.01)	0.01	(0.03)	0.03
	Protected Item: Part of Vale’s revenues linked to Copper price	Copper price fluctuation	n.a.	(0.2)	0.2	(0.5)	0.5

Bunker Oil Protection Program	Bunker Oil forward	Bunker Oil price fluctuation	(345)	(260)	260	(519)	519
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	260	(260)	519	(519)

Bunker Oil Hedge Program	Bunker Oil forward	Bunker Oil price fluctuation	(286)	(116)	116	(232)	232
	Protected Item: part of Vale’s costs linked to Bunker Oil price	Bunker Oil price fluctuation	n.a.	116	(116)	232	(232)

Sell of part of future gold production (subproduct) from Vale	10 million of SLW warrants	SLW stock price fluctuation		(13)	16	(22)	34
			27
		Libor USD fluctuation		(1)	1	(2)	2

US$ million

Program	Instrument	Main Risks	Fair Value	Scenario I	Scenario II	Scenario III	Scenario IV
Embedded derivatives - Raw material purchase (Nickel)	Embedded derivatives - Raw material purchase	Nickel price fluctuation		19	(19)	38	(38)
			2.8
		CAD fluctuation		(0.7)	0.7	(1.4)	1.4

Embedded derivatives - Raw material purchase (Copper)	Embedded derivatives - Raw material purchase	Copper price fluctuation CAD fluctuation		7	(7)	14	(14)
			(0.7)
				0.2	(0.2)	0.3	(0.3)

Embedded derivatives - Gas purchase for Pelletizing Company	Embedded derivatives - Gas purchase	Pellet price fluctuation	(0.0)	0.01	(0.04)	0.01	(0.19)

Sensitivity analysis - Cash investments

The cash investments are subjected to foreign exchange risk when the investment currency is other than the functional currency of the investor company.

US$ million

Program	Instrument	Risk	Scenario I	Scenario II	Scenario III	Scenario IV
Cash Investments	Cash denominated in EUR	EUR	(4)	4	(8)	8
Cash Investments	Cash denominated in CAD	CAD	(0.17)	0.17	(0.34)	0.34
Cash Investments	Cash denominated in GBP	GBP	(0)	0	(0)	0
Cash Investments	Cash denominated in AUD	AUD	(2)	2	(3)	3
Cash Investments	Cash denominated in Other Currencies*	Others	(6)	6	(13)	13

(*) Includes investments in other currencies and investments in USD as the functional currency of the investor is not USD or BRL.

Financial counterparties ratings

Derivative transactions and cash investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk tracking is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency published by agencies Moody’s and S&P regarding the main financial institutions that the Company had outstanding trades as of March 31, 2015.

Long term rating by counterparty	Moody’s	S&P
ANZ Australia and New Zealand Banking	Aa2	AA-
Banco Bradesco	Baa2	BBB-
Banco de Credito del Peru	Baa1	BBB+
Banco do Brasil	Baa2	BBB-
Banco do Nordeste	Baa3	BBB-
Banco Safra	Baa2	BBB-
Banco Santander	Baa2	BBB-
Banco Votorantim	Baa2	BB+
Bank of America	Baa2	A-
Bank of Nova Scotia	Aa2	A+
Banpara	Ba3	BB
Barclays	A3	A-
BBVA	Baa2	BBB
BNP Paribas	A1	A+
BTG Pactual	Baa3	BB+*
Caixa Economica Federal	Baa2	BBB-
Citigroup	Baa2	A-
Credit Agricole	A2	A
Deutsche Bank	A3	A
Goldman Sachs	Baa1	A-
HSBC	Aa3	A+
Intesa Sanpaolo Spa	Baa2	BBB-
Itau Unibanco	Baa2	BBB-
JP Morgan Chase & Co	A3	A
Morgan Stanley	Baa2	A-
National Australia Bank NAB	Aa2	AA-
Royal Bank of Canada	Aa3	AA-
Societe Generale	A2	A
Standard Bank Group	Baa3	—
Standard Chartered	A2	A

Market curves

The curves used on the pricing of the derivatives were developed based on data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and Bloomberg.

1. Commodities

Nickel

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	12,460.00	SEP15	12,441.59	MAR16	12,522.40
APR15	12,356.96	OCT15	12,460.07	MAR17	12,625.99
MAY15	12,374.64	NOV15	12,478.50	MAR18	12,627.47
JUN15	12,392.18	DEC15	12,491.34	MAR19	12,610.51
JUL15	12,407.31	JAN16	12,501.32
AUG15	12,424.00	FEB16	12,513.50

Copper

Maturity	Price (US$/lb)	Maturity	Price (US$/lb)	Maturity	Price (US$/lb)
SPOT	2.75	SEP15	2.73	MAR16	2.73
APR15	2.75	OCT15	2.73	MAR17	2.72
MAY15	2.75	NOV15	2.73	MAR18	2.71
JUN15	2.74	DEC15	2.73	MAR19	2.70
JUL15	2.74	JAN16	2.73
AUG15	2.74	FEB16	2.73

Bunker Oil

Maturity	Price (US$/ton)	Maturity	Price (US$/ton)	Maturity	Price (US$/ton)
SPOT	305.80	SEP15	314.04	MAR16	331.56
APR15	307.60	OCT15	316.50	MAR17	362.57
MAY15	309.47	NOV15	318.97	MAR18	394.38
JUN15	310.90	DEC15	322.21	MAR19	433.39
JUL15	310.67	JAN16	325.46
AUG15	311.78	FEB16	328.71

2. Rates

US$-Brazil Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	1.98	03/01/16	2.55	04/02/18	3.24
06/01/15	1.72	04/01/16	2.66	07/02/18	3.32
07/01/15	1.70	06/01/16	2.80	10/01/18	3.34
08/03/15	1.78	07/01/16	2.84	01/02/19	3.34
09/01/15	1.89	10/03/16	2.99	04/01/19	3.35
10/01/15	2.02	01/02/17	3.03	07/01/19	3.42
11/03/15	2.16	04/03/17	3.07	10/01/19	3.44
12/01/15	2.28	07/03/17	3.09	01/02/20	3.46
01/04/16	2.44	10/02/17	3.14	04/01/20	3.47
02/01/16	2.48	01/02/18	3.18	07/01/20	3.48

US$ Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.18	6M	0.40	11M	0.46
2M	0.22	7M	0.42	12M	0.47
3M	0.27	8M	0.44	2Y	0.83
4M	0.34	9M	0.45	3Y	1.15
5M	0.38	10M	0.46	4Y	1.41

TJLP

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	5,50	03/01/16	5,50	04/02/18	5,50
06/01/15	5,50	04/01/16	5,50	07/02/18	5,50
07/01/15	5,50	06/01/16	5,50	10/01/18	5,50
08/03/15	5,50	07/01/16	5,50	01/02/19	5,50
09/01/15	5,50	10/03/16	5,50	04/01/19	5,50
10/01/15	5,50	01/02/17	5,50	07/01/19	5,50
11/03/15	5,50	04/03/17	5,50	10/01/19	5,50
12/01/15	5,50	07/03/17	5,50	01/02/20	5,50
01/04/16	5,50	10/02/17	5,50	04/01/20	5,50
02/01/16	5,50	01/02/18	5,50	07/01/20	5,50

BRL Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	12.64	03/01/16	13.51	04/02/18	13.16
06/01/15	12.84	04/01/16	13.52	07/02/18	13.17
07/01/15	13.02	06/01/16	13.53	10/01/18	13.14
08/03/15	13.16	07/01/16	13.53	01/02/19	13.12
09/01/15	13.30	10/03/16	13.47	04/01/19	13.09
10/01/15	13.38	01/02/17	13.38	07/01/19	13.07
11/03/15	13.46	04/03/17	13.33	10/01/19	13.05
12/01/15	13.48	07/03/17	13.31	01/02/20	13.03
01/04/16	13.50	10/02/17	13.26	04/01/20	13.00
02/01/16	13.51	01/02/18	13.19	07/01/20	12.98

Implicit Inflation (IPCA)

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
05/04/15	6.31	03/01/16	7.14	04/02/18	6.39
06/01/15	6.50	04/01/16	7.14	07/02/18	6.40
07/01/15	6.67	06/01/16	7.00	10/01/18	6.37
08/03/15	6.80	07/01/16	6.93	01/02/19	6.36
09/01/15	6.93	10/03/16	6.72	04/01/19	6.33
10/01/15	7.01	01/02/17	6.60	07/01/19	6.31
11/03/15	7.09	04/03/17	6.53	10/01/19	6.29
12/01/15	7.11	07/03/17	6.51	01/02/20	6.27
01/04/16	7.12	10/02/17	6.47	04/01/20	6.24
02/01/16	7.13	01/02/18	6.41	07/01/20	6.22

EUR Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	0.00	6M	0.06	11M	0.08
2M	0.00	7M	0.07	12M	0.08
3M	0.02	8M	0.07	2Y	0.09
4M	0.04	9M	0.07	3Y	0.12
5M	0.05	10M	0.08	4Y	0.18

CAD Interest Rate

Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)	Maturity	Rate (% p.a.)
1M	1.00	6M	1.01	11M	0.90
2M	1.00	7M	0.98	12M	0.88
3M	1.00	8M	0.95	2Y	0.88
4M	1.01	9M	0.93	3Y	0.96
5M	1.01	10M	0.91	4Y	1.08

Currencies - Ending rates

CAD/US$	0.7882	US$/BRL	3.2080	EUR/US$	1.0728

24.                     Stockholders’ equity

a)        Capital

Stockholders’ equity is represented by common shares (“ON”) and preferred non-redeemable shares (“PNA”) without par value. Preferred shares have the same rights as common shares, with the exception of voting for election of members of the Board of Directors. The Board of Directors may, regardless of changes to bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves to the extent authorized.

At March 31, 2015, the capital was US$61,614 corresponding to 5,244,316,120 shares without par value.

	March 31, 2015 (unaudited)
	ON	PNA	Total
Stockholders
Valepar S.A.	1,716,435,045	20,340,000	1,736,775,045
Brazilian Government (Golden Share)	—	12	12
Foreign investors - ADRs	800,208,384	638,736,050	1,438,944,434
FMP - FGTS	81,160,587	—	81,160,587
PIBB - BNDES	1,661,382	2,483,236	4,144,618
BNDESPar	206,378,882	66,185,272	272,564,154
Foreign institutional investors in local market	265,476,598	619,231,763	884,708,361
Institutional investors	78,475,932	213,176,592	291,652,524
Retail investors in Brazil	35,856,190	407,569,001	443,425,191
Treasury stock	31,535,402	59,405,792	90,941,194
Total	3,217,188,402	2,027,127,718	5,244,316,120

b)        Basic and diluted earnings per share

Basic and diluted earnings per share were calculated as follows:

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Net income (loss) attributable to the Company’s stockholders	(3,118)	2,515

Basic and diluted earnings per share:
Income (loss) available to preferred stockholders	(1,191)	960
Income (loss) available to common stockholders	(1,927)	1,555
Total	(3,118)	2,515

Weighted average number of shares outstanding (thousands of shares) - preferred shares	1,967,722	1,967,722
Weighted average number of shares outstanding (thousands of shares) - common shares	3,185,653	3,185,653
Total	5,153,375	5,153,375

Basic and diluted earnings per share
Preferred share	(0.61)	0.49
Common share	(0.61)	0.49

25.                     Information by business segment and by geographic area

The information presented to the Executive Board on the performance of each segment is derived from the accounting records, adjusted for reallocations between segments.

a)             Operating income (loss) and adjusted EBITDA

Adjusted EBITDA is used by management to support the decision making process for segments. The definition of adjusted EBITDA for the Company is the operating income or loss added by dividends received from joint ventures and associates and adjusted by depreciation, depletion and amortization, impairment and results on measurement or sales of non-current assets.

	Three-months period ended (unaudited)
	March 31, 2015
	Statement of income							Dividends		Gain on
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	received from joint ventures and associates	Depreciation, depletion and amortization	measurement or sale of non- current assets	Adjusted EBITDA
Ferrous minerals
Iron ore	2,716	(1,898)	(169)	(33)	(27)	(359)	230	—	359	—	589
Pellets	965	(591)	3	(1)	(5)	(85)	286	26	85	—	397
Ferroalloys and manganese	70	(47)	—	—	(6)	(6)	11	—	6	—	17
Others ferrous products and services	117	(100)	8	(1)	—	(20)	4	—	20	—	24
	3,868	(2,636)	(158)	(35)	(38)	(470)	531	26	470	—	1,027

Coal	145	(186)	(70)	(5)	(12)	(23)	(151)	—	23	—	(128)

Base metals
Nickel and other products (i)	1,335	(847)	(61)	(27)	(105)	(422)	(127)	—	422	—	295
Copper (ii)	375	(224)	4	(1)	(1)	(48)	105	—	48	—	153
Others base metals products	—	—	230	—	—	—	230	—	—	—	230
	1,710	(1,071)	173	(28)	(106)	(470)	208	—	470	—	678
Fertilizers
Potash	30	(21)	(1)	(10)	(4)	(6)	(12)	—	6	—	(6)
Phosphates	357	(261)	(16)	(6)	(9)	(55)	10	—	55	—	65
Nitrogen	79	(55)	(3)	(1)	(1)	(6)	13	—	6	—	19
Others fertilizers products	12	—	—	—	—	—	12	—	—	—	12
	478	(337)	(20)	(17)	(14)	(67)	23	—	67	—	90

Others	39	(27)	(44)	(34)	—	188	122	1	5	(193)	(65)
Total	6,240	(4,257)	(119)	(119)	(170)	(842)	733	27	1,035	(193)	1,602

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

	Three-months period ended (unaudited)
	March 31, 2014
	Statement of income							Dividends
	Net operating revenue	Costs	Expenses, net	Research and evaluation expenses	Pre operating and stoppage operation	Depreciation and others results	Operating income (loss)	received from joint ventures and associates	Depreciation, depletion and amortization	Adjusted EBITDA
Ferrous minerals
Iron ore	5,122	(1,939)	(324)	(61)	(24)	(366)	2,408	—	366	2,774
Pellets	1,431	(612)	(3)	—	(22)	(51)	743	11	51	805
Ferroalloys and manganese	69	(55)	(2)	—	(5)	(6)	1	—	6	7
Others ferrous products and services	196	(179)	1	—	—	(30)	(12)	—	30	18
	6,818	(2,785)	(328)	(61)	(51)	(453)	3,140	11	453	3,604

Coal	137	(237)	(53)	(1)	(8)	(39)	(201)	—	39	(162)

Base metals
Nickel and other products (i)	1,400	(809)	(25)	(31)	(115)	(391)	29	—	391	420
Copper (ii)	328	(202)	7	—	(4)	(38)	91	—	38	129
	1,728	(1,011)	(18)	(31)	(119)	(429)	120	—	429	549
Fertilizers
Potash	36	(30)	—	(4)	(7)	(5)	(10)	—	5	(5)
Phosphates	403	(343)	(20)	(11)	(22)	(83)	(76)	—	83	7
Nitrogen	78	(56)	(2)	(2)	(1)	(12)	5	—	12	17
Others fertilizers products	16	—	—	—	—	—	16	—	—	16
	533	(429)	(22)	(17)	(30)	(100)	(65)	—	100	35

Others	287	(187)	(33)	(35)	—	(5)	27	—	5	32
Total	9,503	(4,649)	(454)	(145)	(208)	(1,026)	3,021	11	1,026	4,058

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

b)             Adjusted EBITDA and information of assets by segment

	Three-months period ended (unaudited)
	March 31, 2015
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	589	463	31,065	1,460
Pellets	397	332	1,375	11
Ferroalloys and manganese	17	—	214	2
Others ferrous products and services	24	908	252	3
	1,027	1,703	32,906	1,476

Coal	(128)	356	4,519	354

Base metals
Nickel and other products (i)	295	19	27,536	217
Copper (ii)	153	189	2,868	71
Others base metals products	230	—	—	—
	678	208	30,404	288
Fertilizers
Potash	(6)	—	140	—
Phosphates	65	—	4,736	56
Nitrogen	19	—	—	—
Others fertilizers products	12	—	—	—
	90	—	4,876	56

Others	(65)	1,545	3,029	26
Total	1,602	3,812	75,734	2,200

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

	Three-months period ended (unaudited)
	March 31, 2014
	Adjusted EBITDA	Investments	Property, plant and equipment and intangible assets	Additions to property, plant and equipment and intangible (iii)
Ferrous minerals
Iron ore	2,774	626	39,337	1,316
Pellets	805	1,085	1,813	75
Ferroalloys and manganese	7	—	290	28
Others ferrous products and services	18	1,255	385	13
	3,604	2,966	41,825	1,432

Coal	(162)	368	4,548	396

Base metals
Nickel and other products (i)	420	20	28,898	268
Copper (ii)	129	223	3,927	110
	549	243	32,825	378
Fertilizers
Potash	(5)	—	183	—
Phosphates	7	—	7,551	80
Nitrogen	17	—	—	—
Others fertilizers products	16	—	—	—
	35	—	7,734	80

Others	32	1,738	3,924	97
Total	4,058	5,315	90,856	2,383

(i) Includes nickel by-products and by-products (copper, precious metal, cobalt and others).

(ii) Includes copper concentrate and does not include the cooper by-product of nickel.

(iii) Includes only acquisitions realized with cash and cash equivalents.

c)              Results by segment and revenues by geographic area

	Three-months period ended (unaudited)
	March 31, 2015
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	3,868	145	1,710	478	39	6,240
Cost and expenses	(2,867)	(273)	(1,032)	(388)	(105)	(4,665)
Gain on measurement or sale of non-current assets	—	—	—	—	193	193
Depreciation, depletion and amortization	(470)	(23)	(470)	(67)	(5)	(1,035)
Operating income (loss)	531	(151)	208	23	122	733

Financial result	(4,430)	83	(101)	(68)	6	(4,510)
Results on sale or disposal of investments from joint ventures and associates	—	—	—	—	18	18
Equity results from joint ventures and associates	(142)	—	(5)	—	(124)	(271)
Income taxes	1,048	(23)	(33)	(126)	(6)	860
Net income (loss)	(2,993)	(91)	69	(171)	16	(3,170)

Income (loss) attributable to noncontrolling interests	(6)	(11)	(32)	6	(9)	(52)
Income (loss) attributable to the Company’s stockholders	(2,987)	(80)	101	(177)	25	(3,118)

Sales classified by geographic area:
America, except United States and Brazil	95	—	305	15	—	415
United States of America	10	—	239	—	8	257
Europe	649	13	437	28	—	1,127
Middle East/Africa/Oceania	295	34	39	3	—	371
Japan	408	29	145	—	—	582
China	1,634	—	142	—	—	1,776
Asia, except Japan and China	309	59	276	11	—	655
Brazil	468	10	127	421	31	1,057
Net operating revenue	3,868	145	1,710	478	39	6,240

	Three-months period ended (unaudited)
	March 31, 2014
	Ferrous minerals	Coal	Base metals	Fertilizers	Others	Total
Results
Net operating revenue	6,818	137	1,728	533	287	9,503
Cost and expenses	(3,225)	(299)	(1,179)	(498)	(255)	(5,456)
Depreciation, depletion and amortization	(453)	(39)	(429)	(100)	(5)	(1,026)
Operating income (loss)	3,140	(201)	120	(65)	27	3,021

Financial result	245	42	(131)	2	(9)	149
Equity results from joint ventures and associates	217	12	(6)	—	(28)	195
Income taxes	(997)	26	(34)	19	(3)	(989)
Net income (loss)	2,605	(121)	(51)	(44)	(13)	2,376
Income (loss) attributable to noncontrolling interests	(11)	(9)	(113)	(5)	(1)	(139)
Income (loss) attributable to the Company’s stockholders	2,616	(112)	62	(39)	(12)	2,515

Sales classified by geographic area:
America, except United States and Brazil	200	3	348	10	—	561
United States of America	2	—	262	—	124	388
Europe	1,177	11	593	27	—	1,808
Middle East/Africa/Oceania	435	14	35	—	—	484
Japan	666	49	165	—	—	880
China	3,053	5	155	—	—	3,213
Asia, except Japan and China	533	55	169	3	—	760
Brazil	752	—	1	493	163	1,409
Net operating revenue	6,818	137	1,728	533	287	9,503

d)             Investment, intangible and property, plant and equipment by geographic area

There was no significant change in relation to the information of assets by geographic area disclosed in the financial statements for the year ended December 31, 2014.

26.                     Cost of goods sold and services rendered, and selling and administrative expenses and other operating expenses (income), net, by nature

a)        Cost of goods sold and services rendered

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014

Personnel	526	678
Material and service	958	1,286
Fuel oil and gas	307	415
Maintenance	655	426
Energy	141	145
Acquisition of products	253	420
Depreciation and depletion	912	941
Freight	770	692
Others	646	587
Total	5,168	5,590

Cost of goods sold	5,022	5,326
Cost of services rendered	146	264
Total	5,168	5,590

b)                 Selling and administrative expenses

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Personnel	84	111
Services (consulting, infrastructure and others)	29	46
Advertising and publicity	3	5
Depreciation and amortization	30	44
Travel expenses	3	2
Taxes and rents	6	6
Others	40	68
Total	195	282

c)                                      Others operational expenses (incomes), net

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Provision for litigation	(17)	56
Provision for loss with VAT credits (ICMS)	41	45
Provision for profit sharing program	21	40
Provision for disposal of materials and inventories	63	20
Gold stream transaction	(230)	—
Others	76	56
Total	(46)	217

27.                     Financial result

The financial results, by nature, are as follows:

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Financial expenses
Interest	(195)	(384)
Labor, tax and civil lawsuits	(34)	(7)
Derivative financial instruments	(1,340)	(19)
Indexation and exchange rate variation (a)	(5,301)	(489)
Participative stockholders’ debentures	275	(22)
Expenses of REFIS	(144)	(163)
Others	(121)	(106)
	(6,860)	(1,190)
Financial income
Short-term investments	26	55
Derivative financial instruments	—	231
Indexation and exchange rate variation (b)	2,282	1,005
Others	42	48
	2,350	1,339
Financial results, net	(4,510)	149

Summary of indexation and exchange rate variation
Loans and financing	(5,014)	856
Related parties	(1)	4
Others	1,996	(344)
Net (a) + (b)	(3,019)	516

28.                     Deferred revenue - Gold stream

In February 2013, the Company entered into a gold stream transaction (“original transaction”) with Silver Wheaton Corp. (“SLW”) to sell 25% of the gold extracted during the life of the mine as a by-product of Salobo copper mine (“Salobo transaction”) and 70% of the gold extracted during the next 20 years as a by-product of the Sudbury nickel mines (“Sudbury transaction”).

The original transaction was amended in March, 2015 to include an additional 25% of gold extracted during the life of the mine as a by-product of Salobo copper mine (“amended transaction”). The Company received up-front cash proceeds of US$900. The Company may also receive an additional cash payment contingent on its decision to expand the capacity to process Salobo copper ores until 2036. The additional amount could range from US$ 88 million to US$ 720 million depending on timing and size of the expansion.

As the gold is delivered to SLW, Vale will receive a payment equal to the lesser of: (i) US$400 per ounce of refined gold delivered, subject to an annual increase of 1% per year commencing on January 1, 2017 for the original and amended transactions and each January 1 thereafter; and (ii) the reference market price on the date of delivery.

This transaction was bifurcated into two identifiable components: (i) the sale of the mineral rights and, (ii) the services for gold extraction on the portion in which Vale operates as an agent for SLW gold extraction.

The result of the sale of the mineral rights of US$230 was recognized in the statement of income under other operating expenses, net. The portion related to the provision of future services for gold extraction was recorded as deferred revenue (liability) in the amount of US$532 and will be recognized in the statement of income as the service is rendered and the gold extracted. During the three-months period ended March 31, 2015 and 2014, the Company recognized US$15 and US$22, respectively, in statement of income related to rendered services related to the original and amended transactions.

The deferred revenue will be recognized in the future based on the units of gold extracted compared to the total of proven and probable gold reserves negotiated with SLW. Defining the gain on sale of mineral interest and the deferred revenue portion of the transaction requires the use of critical accounting estimates as follow:

• Discount rates used to measure the present value of future inflows and outflows;

• Allocation of costs between copper and gold based on relative prices;

• Expected margin for the independent elements (sale of mineral rights and service for gold extraction) based on Company’s best estimate.

29.                     Commitments

a)        Base metals operations

There have been no material changes to commitments of base metals operations disclosed in the financial statements as at December 31, 2014, except for letters of credit and guarantees in the amount of US$957 (US$1,007 at December, 2014) associated with items such as environment reclamation, asset retirement obligation commitments, insurance, electricity commitments, post-retirement benefits, community service commitments and import and export duties.

b)        VBG - Guinea

On April 30, 2014, Rio Tinto plc (“Rio Tinto”) filed a lawsuit against Vale, BSGR, and other defendants in the United States District Court for the Southern District of New York, alleging violations of the U.S. Racketeer Influenced and Corrupt Organizations Act (RICO) in relation to Rio Tinto’s loss of certain Simandou mining rights, the Government of Guinea’s assignment of those rights to BSGR, and Vale’s subsequent investment in VBG.  Discovery, a pre-trial evidentiary procedure in which the parties are required to disclose information and produce documents to each other and can depose potential witnesses or take other steps to obtain relevant information, has begun and under the current schedule will be completed in March 2016.  Vale intends to vigorously defend the action, which it believes to be without factual or legal merit.

c)         Participative stockholders’ debentures

During the period, there was no issuance of new debentures, or any change in the par value or the indicators affecting debentures issued. At March 2015, the Company made available for withdrawal the amount of US$39 as semiannual compensation.

d)                                     Operating lease - pelletizing operations

Vale has operating lease agreements with its joint ventures Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização (together “pelletizing companies”), in which Vale leases their pelletizing plants. These renewable operating lease agreements have last between 3 and 10 years.

The total amount of operational leasing expenses related to pelletizing operations for the three-month period ended on March 31, 2015 and 2014 were US$68 and US$91, respectively.

e)                                      Concession agreements

The contractual basis and deadlines for completion of concessions railways and port terminals are unchanged in the period.

f)               Guarantees provided

At March 31, 2015, corporate guarantees provided by Vale (within the limit of its direct or indirect interest) for the companies Norte Energia S.A. and Companhia Siderúrgica do Pecém S.A. totaled US$220 and US$600, respectively. Due to the conclusion of the energy generation assets transaction (note 6), the guarantee of Norte Energia S.A. is shared with Cemig GT.

30.                     Related parties

Transactions with related parties are made by the Company at arm´s-length, observing the price and usual market conditions and therefore do not generate any undue benefit to their counterparties or loss to the Company.

In the normal course of operations, Vale contracts rights and obligations with related parties (associates, joint ventures and stockholders), derived from operations of sale and purchase of products and services, leasing of assets, sale of raw material and railway transportation services.

The balances of these related party transactions and their effects on the financial statements may be identified as follows:

	Assets
	March 31, 2015 (unaudited)		December 31, 2014
	Accounts receivable	Related parties	Accounts receivable	Related parties
Baovale Mineração S.A.	3	6	4	9
Ferrovia Norte Sul	9	—	9	—
Mitsui & Co., Ltd.	14	—	9	—
MRS Logística S.A.	3	20	3	24
Samarco Mineração S.A.	28	256	24	310
Teal Minerals Inc.	—	220	—	216
VLI Multimodal S.A.	6	—	25	—
VLI S.A.	170	8	9	—
VLI Operações Portuárias S.A.	17	—	26	—
Others	40	35	56	55
Total	290	545	165	614

Current	290	522	165	579
Non-current	—	23	—	35
Total	290	545	165	614

	Liabilities
	March 31, 2015 (unaudited)		December 31, 2014
	Suppliers	Related parties	Suppliers	Related parties
Baovale Mineração S.A.	7	—	4	—
Companhia Coreano-Brasileira de Pelotização	15	54	1	86
Companhia Hispano-Brasileira de Pelotização	11	7	32	—
Companhia Ítalo-Brasileira de Pelotização	10	11	1	47
Companhia Nipo-Brasileira de Pelotização	26	98	2	147
Ferrovia Centro-Atlântica S.A.	—	82	—	98
Mitsui & Co., Ltd.	9	—	11	—
MRS Logística S.A.	10	—	25	—
VLI Multimodal S.A.	—	96	—	—
Others	28	9	32	37
Total	116	357	108	415

Current	116	267	108	306
Non-current	—	90	—	109
Total	116	357	108	415

	Three-months period ended (unaudited)
	March 31, 2015			March 31, 2014
	Net operating revenue	Cost/Expenses	Financial results	Net operating revenue	Cost/Expenses	Financial results
Baovale Mineração S.A.	—	(5)	—	—	(5)	—
California Steel Industries, Inc.	—	—	—	94	—	—
Thyssenkrupp Companhia Siderúrgica do Atlântico Ltd.	—	—	—	—	(116)	—
Companhia Coreano-Brasileira de Pelotização	—	(16)	—	—	(26)	—
Companhia Hispano-Brasileira de Pelotização	—	(12)	—	—	(16)	—
Companhia Ítalo-Brasileira de Pelotização	—	(14)	—	—	(10)	—
Companhia Nipo-Brasileira de Pelotização	—	(25)	—	—	(39)	—
Ferrovia Centro Atlântica S.A.	12	(12)	—	15	(16)	—
Mitsui & Co., Ltd.	58	—	—	44	—	—
MRS Logística S.A.	—	(119)	—	—	(138)	—
Samarco Mineração S.A.	31	—	—	62	—	—
VLI S.A.	62	—	2	86	—	6
VLI Multimodal S.A.	—	—	—	—		—
Others	22	(11)	2	16	(15)	7
Total	185	(214)	4	317	(381)	13

			Statement of income
	Balance sheet		Three-months period ended (unaudited)
	March 31, 2015	December 31, 2014	March 31, 2015	March 31, 2014
	(unaudited)
Cash and cash equivalents
Bradesco	19	34	—	1
	19	25	—	1
Loans and financing payable
BNDES	4,068	4,511	(17)	(57)
BNDESPar	487	589	(10)	(12)
	4,555	5,100	(27)	(69)

Remuneration of key management personnel

	Three-months period ended (unaudited)
	March 31, 2015	March 31, 2014
Short-term benefits:	14	18
Wages or pro-labor	2	3
Direct and indirect benefits	4	4
Bonus	8	11

Long-term benefits:	1	1
Based on stock	1	1

Termination of position	4	—
	19	19

Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Fernando Jorge Buso Gomes
Dan Antonio Marinho Conrado	Arthur Prado
Chairman	Eduardo de Oliveira Rodrigues Filho
Ricardo Rodrigues Morgado
Sérgio Alexandre Figueiredo Clemente	Ricardo Simonsen
Vice-President
Fiscal Council
Marcel Juviniano Barros
Gueitiro Matsuo Genso	Vacant
Tarcísio José Massote de Godoy	Chairman
Fernando Jorge Buso Gomes
Hiroyuki Kato	Marcelo Barbosa Saintive
Oscar Augusto de Camargo Filho	Marcelo Amaral Moraes
Luciano Galvão Coutinho	Cláudio José Zucco
Lucio Azevedo	Aníbal Moreira dos Santos
Raphael Manhães Martins
Alternate
Marco Geovanne Tobias da Silva	Alternate
Moacir Nachbar Junior	Marcos Tadeu Siqueira
Francisco Ferreira Alexandre	Oswaldo Mário Pego de Amorim Azevedo
Gilberto Antonio Vieira	Paulo Fontoura Valle
Robson Rocha	Pedro Paulo de Souza
Luiz Mauricio Leuzinger	Executive Officers
Yoshitomo Nishimitsu
Eduardo de Oliveira Rodrigues Filho	Murilo Pinto de Oliveira Ferreira
Victor Guilherme Tito	Chief Executive Officer
Carlos Roberto de Assis Ferreira
Vânia Lucia Chaves Somavilla
Advisory Committees of the Board of Directors	Executive Officer (Human Resources, Health & Safety, Sustainability and Energy)

Controlling Committee	Luciano Siani Pires
Eduardo Cesar Pasa	Chief Financial Officer and Investors Relations
Moacir Nachbar Junior
Oswaldo Mário Pego de Amorim Azevedo	Roger Allan Downey
Marcos Paulo Pereira da Silva	Executive Officer (Fertilizers and Coal)

Executive Development Committee	Gerd Peter Poppinga
Oscar Augusto de Camargo Filho	Executive Officer (Ferrous)
Marcel Juviniano Barros
Fernando Jorge Buso Gomes	Galib Abrahão Chaim
Tatiana Boavista Barros Heil	Executive Officer (Capital Projects Implementation)

Strategic Committee	Humberto Ramos de Freitas
Murilo Pinto de Oliveira Ferreira	Executive Officer (Logistics and Mineral Research)
Gueitiro Matsuo Genso
Luiz Carlos Trabuco Cappi	Vacant
Oscar Augusto de Camargo Filho	Executive Officer (Base Metals)
Luciano Galvão Coutinho
Marcelo Botelho Rodrigues
Finance Committee	Global Controller Director
Gilmar Dalilo Cezar Wanderley
Fernando Jorge Buso Gomes	Murilo Muller
Eduardo de Oliveira Rodrigues Filho	Chief Accountant and Controllership Director
Tatiana Boavista Barros Heil	CRC-PR - 046788/O-5 “S” RJ

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: April 30, 2015		Rogerio T. Nogueira
Director of Investor Relations